OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Valorous Media, Inc.

1415 Gardena Ave.
Glendale, CA 91204

valoroustv.com



2000 shares of Series A Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 180,000 shares of Series A Preferred Stock ($900,000)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,000 shares of Series A Preferred Stock ($10,000)

$5 per share of Series A Preferred Stock.

Each share of Series A Preferred Stock shall be non-voting and grant the following rights:

1) Payment of an annual non-cumulative variable dividend based on the net of gross sales of Valorous TV;

2) Conversion of one share of Series A Preferred Stock into five (5) shares of Common Stock of the corporation, which shall occur at any time at the option of the holder of Series A Preferred Stock for a period of three years or until an offering of a Regulation A+ Equity Crowdfund, whichever occurs first. At the end of such three year period or offering of a Regulation A+ Equity Crowdfund, the conversion shall occur for the outstanding shares of Series A Preferred Stock; and

3) The holder of Series A Preferred Stock may at any time prior to conversion convert and redeem twelve (12) shares of Series A Preferred Stock to an annual subscription to Valorous TV.

Company	Valorous Media, Inc.
Corporate Address	1415 Gardena Ave. Glendale, CA. 91204
Description of Business	Online Media and Digital Streaming TV Service
Type of Security Offered	Series A Preferred Stock
Purchase Price of Security Offered	$5.00 per Preferred Share
Minimum Investment Amount (per investor)	$250

Investor Perks

All investors receive periodic updates on our new programs, special events and progress at Valorous TV.

$1,000+

Your place on the Official Founders Page of ValorousTV.com, plus periodic updates on our new programs, special events and progress at Valorous TV.

$5,000+

Your place on the Official Founders Page of ValorousTV.com as a **Silver Founder**, periodic updates on our new programs, special events and progress at Valorous TV, plus a one-year subscription to Valorous TV.

$10,000+

Your place on the Official Founders Page of ValorousTV.com as a **Gold Founder**, periodic updates on our new programs, special events and progress at Valorous TV, a one-year subscription to Valorous TV, plus an autographed DVD copy of one Valorous TV's new productions, such as *Black Hawk Down: The Untold Story; Grant v Lee, or Living History.*

$25,000+

Your place on the Official Founders Page of ValorousTV.com as a **Platinum Founder**, periodic updates on our new programs, special events and progress at Valorous TV, a two-year subscription to Valorous TV, an autographed DVD copy of one Valorous TV's new productions, such as *Black Hawk Down: The Untold Story; Grant v Lee, or Living History,* plus a special swag bag of special goodies from Valorous TV.

$50,000+

Your place on the Official Founders Page of ValorousTV.com as a **Diamond Founder**, periodic updates on our new programs, special events and progress at Valorous TV, a three-year subscription to Valorous TV, an autographed DVD copy of one of Valorous TV's new productions, such as *Black Hawk Down: The Untold Story; Grant v Lee, or Living History,* a special swag bag of goodies from Valorous TV, and an on-camera walk role in one of Valorous TV's original programs.

*All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

Valorous Media, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series A Preferred Stock at $5 / share, you will receive 10 Series A Preferred Stock bonus shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

<p style="text-align:center">**THE COMPANY AND ITS BUSINESS**</p>

The company's business

Description of Business

Valorous Media, Inc., is the owner of Valorous TV. Valorous TV is an all new digital streaming TV service that aims to thrill, entertain and educate viewers with better television through smart programming about real life heroes, legends and life savers. True heroes are everywhere from our military and armed forces to police, firefighters and ordinary citizens acting with valor when called upon. With thousands of great programs about service and self-sacrifice on the battlefields, as well as everyday acts of bravery and valor, Valorous TV serves to inspire greatness in all people.

Corporate Structure

Valorous Media is owned 100% by C3 Entertainment, Inc. C3 Entertainment is a Delaware corporation that has been in business for over 55 years. C3 Entertainment has decades of experience in different forms of media and entertainment including licensing, movie and TV production, live events production, and film and video distribution. The largest shareholder of C3 entertainment is Earl Benjamin, who is the President of both C3 and Valorous. The only business of Valorous is Valorous TV.

C3 has supplied the initial financing to Valorous and assigned the rights to a large film library to Valorous in exchange for 1,000,000 shares of Valorous Media Common Stock. Valorous and C3 share office space and C3 employees provide services to Valorous. Part of the proceeds of the Crowdfund will be to expand the subscriber base and hire people to service the expanded subscriber base.

Sales, Supply Chain, & Customer Base

Valorous TV is available on the web at valoroustv.com, as well as OTT digital platforms, such as ROKU and Amazon Fire. Soon to be expanded to additional OTT platforms, such as Apple TV, Samsung, and Microsoft X-Box. Since Valorous TV launched this year with little marketing and exposure, the current subscriber base is limited. Indeed, one of the principal reasons for this crowdfunding is to raise funds to aggressively market and promote Valorous TV to millions of people who don't yet know about Valorous TV, but they will soon.

Competition

There are many digital TV streaming services, such as Netflix, Hulu, HBO GO, among others. However, there are few that provide the type and range of programming offered by Valorous TV. Services such as Netflix and others cannot offer all things to all people. Valorous TV can therefore be very successful serving a segment of the television market largely ignored by other services without directly competing with Netflix and other streaming services. With a robust library of existing content and the production of new content exclusively for Valorous TV, the Company is far ahead of any new potential competitors in this space.

Liabilities and Litigation

Valorous TV's only liability is to its parent corporation, C3 Entertainment, Inc. for start up costs. Valorous TV is not involved in any litigation.

The team

Officers and directors

Earl Benjamin	President, CEO & Director
Robert Benjamin	General Counsel & Director
Ani	Executive Vice President, Licensing, Merchandising & Distribution,

Khachoian	& Director
Sharon Liu	Controller

Earl Benjamin

Mr. Benjamin serves on the Board of Directors of C3 Entertainment, Inc., and Valorous Media, Inc. Mr. Benjamin has been involved in the management of C3 since 1996. He was also Executive Producer on The Three Stooges movie in 2012, and produced that film in conjunction with 20th Century Fox Studios. Mr. Benjamin served as Executive Producer on the ABC Television Special The Three Stooges Greatest Hits, The Three Stooges made-for-television movie starring Michael Chiklis, The Three Stooges syndicated television series, and The Three Stooges 75th Year Anniversary Television Special for NBC. Mr. Benjamin is an attorney and a member of the California State Bar. He earned his bachelor's degree from Ohio University and received his JD from The University of San Diego. As an attorney in private practice, he was a partner at Paul, Hastings, Janofsky, & Walker, an international law firm with more than 1,000 attorneys in offices throughout the world. Work History: From January 1996- present, Earl has been the President and CEO of C3 Entertainment Inc. (the parent company of Valorous Media). In January 2017, Earl became the CEO of Valorous Media, and still serves as CEO, President, and Manager. Earl's primary job is Valorous Media.

Robert Benjamin

Mr. Benjamin serves on the Board of Directors of C3 Entertainment, Inc.,and Valorous Media, Inc., Mr. Benjamin was an Executive Producer on several C3 produced television films and the 2012 motion picture The Three Stooges, produced with 20th Century Fox Studios. Mr. Benjamin is a member of the California State Bar, and is recognized as an authority on Intellectual Property Law including Trademarks, Copyrights, and the Right of Publicity for celebrities and heirs. He represented C3 in a landmark California Supreme Court Case that received national attention for the determination that the California Right of Publicity laws are Constitutional and not prohibited by the First Amendment of the U.S. Constitution. Mr. Benjamin is currently the General Counsel to C3 and also serves as General Counsel to valorous Media, Inc. In that capacity Mr. Benjamin provides legal advice and guidance to Valorous Media. Work History: Robert has been General Counsel to C3 Entertainment, Inc. (the parent company of Valorous media) since January of 1996. In January of 2017 Robert also served as General Counsel to Valorous Media. Robert is still General Counsel to valorous media but his primary job is with C3.

Ani Khachoian

Ani came to C3 after eight years of progressively responsible management experience with major West Coast based corporations doing business internationally. She is recognized as a leader in the licensing industry as evidenced by C3's inclusion annually in the Global Top 150 Licensor listings. She has been featured and interviewed in several major licensing and retail trade publications. She has worked for the Company for 20 years serving in her current position for the past 15 years. Work History: From February 1999- present, Ani has served as Executive VP of Licensing, Merchandising, and Distribution for C3 Entertainment, Inc (the parent company of Valorous Media). In January 2017, she joined as Executive VP of Licensing,

Merchandising, and Distribution for Valorous Media. Ani's primary job is for C3 Entertainment.

Sharon Liu
Sharon has over 15 years of experience in the accounting industry. She served large publicly and privately held clients in the Audit department of a Big Four Accounting firm She later became a director at a technology company where she oversaw the accounting department. Sharon's technical knowledge and extensive accounting experience translate to her continued commitment to quality and improved accounting systems and controls. Work History: From 2002 to 2007, Sharon worked at Deloitte & Touche LLP in Audit. From 2007 to 2009, she served as Director of Financial Reporting at Oversee.Net. Thereafter, she was Accounting and Financial Reporting Manager at Stanislawski & Harrison CPA, Inc. From September 2015 to present, Sharon has served as Controller for C3 Entertainment, Inc (the parent company of Valorous Media). In January 2017, she joined as Controller for Valorous Media. Sharon's primary job is for C3 Entertainment.

Number of Employees: 12

Related party transactions

The stockholder of the Company C3 Entertainment lent the Company funds totaling $299,739. On August 7, 2017, the stockholder forgave $300,808 of the unpaid funds. After the Company changed its name to Valorous Media, Inc. the stockholder began lending funds to the Company which amounted to $129,396 as of December 31, 2017. This loan bears no interest and has no maturity. Earl Benjamin, a shareholder of C3 Entertainment, Inc., has common control of both Valorous Media Inc. and C3 Entertainment, Inc.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Our intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property ("IP"). We currently hold hundreds of copyrights to programs we own and to those we license from third parties, as well as a number of trademarks, Internet domain names, and trade secrets. The Company intends to continue to file additional applications with the Patent and Trademark Office ("PTO") as well as the U.S. Copyright office and build its IP portfolio as we develop and discover new programs and services related to the business of Valorous TV.
- **There are many potential competitors who are better positioned than we are to take the majority of the market.** We will compete with larger, established companies who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or

superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the services developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- **There is no stated valuation for Valorous TV.** Valorous TV has value, but no one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **Valorous TV business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition, and Valorous TV has priced the services at a level that allows the company to make a profit and still attract business.

- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to issue common stock in a Regulation A offering within the next three years which could allow the holders of Series A Preferred Stock the option of converting those shares into Common Stock of the company according to the terms of the offering. However, that may not happen as soon as planned, may never happen, or may happen on terms that result in you making less money or losing money on this investment.

- **Stockholders must consent to the jurisdiction of Los Angeles, California** The Subscription Agreement for this Offering requires investors to consent to the jurisdiction of the state or federal courts located within the County of Los Angeles, State of California, the location of the Company's principal office. Investors located outside the State of California may have difficulty bringing any legal claim against us due to geographic limitations and may find it difficult and costly to respond to claims.

- **The Company will have broad discretion as to use of proceeds** The Company's management will have wide discretion as to the exact allocation, priority, and timing of the allocation of funds raised from the Offering. The allocation of the proceeds of the Offering may vary significantly depending upon numerous factors, including the success that the Company has in marketing its services and products. Accordingly, management will have broad discretion with respect to the expenditure of the net proceeds of the Offering. Investors purchasing the Company's securities offered herein will be entrusting their funds to the Company's management, whose judgment the shareholders must depend on. (See "Use of Proceeds").

- **There is no current market for the Company's securities** The Company is raising equity capital with a Regulation CF Offering of Series A Preferred Stock. The Series A Preferred Stock can be converted into the Company's Common Stock. At this time there is no market for either the Series A Preferred Stock or the Common Stock, making them highly illiquid. The Securities offered are only appropriate for an investor who understands and accepts the nature of an illiquid equity investment in a private company. Investors should assume that they may not be able to liquidate their investment for some time, if at all, or pledge their shares as collateral.

- **Limited Operating History** The Company began full operations in mid 2018 and is an early-stage company with a limited operating history. As a result, the Company has many of the risks inherent in a new business enterprise, including services without a significant history in the market, limited distribution, a lack of established distribution channels, a small management team, an evolving organizational structure, and potential undiscovered weaknesses in newly-implemented technology systems and financial controls.

- **We have no history of revenue and income** The Company is still in the development stage, has received little revenue, has not achieved profitability, and can give no assurances that we will achieve profitability within the near future as we fund operating and capital expenditures, in such areas as marketing, research and development. The Company requires additional working capital to develop our business operations. We cannot assure investors that we will ever achieve or sustain profitability or that our operating losses will not increase in the future. If we continue to incur losses, we will not be able to fund any of our sales, marketing, research and development activities, and we may be forced to cease our operations. If we are forced to cease operations, investors will most likely lose the entire amount of their investment.

- **We may not have adequate liquidity** To date, the Company has funded growth through debt sources and has not yet accepted any equity financing. The Company may not always be able to acquire new debt capital or extend maturity dates on its loans. Increases in interest rates may also impact the Company's ability to use debt as a source of growth capital in the future. Changes in the economic environment or the Company's performance may make it difficult to secure future working capital through any means.

- **We depend on a small management team** We rely primarily on the skill and experience of the co-founders and a small management team (see "Management Team"). If we are not able to call on one of these people for any reason, our growth and/or operations may be negatively impacted.

- **The Company's website or data could be hacked** Hacks and/or data breaches is a serious risk which could lead to material financial losses, reputation damage, legal expenses and loss of subscribers. Credit card processors could refuse to do business with us if we were to receive a large number of charge backs, which can be triggered by fraudulent use of stolen credit cards. We do not store credit card information and we do our best to safeguard our systems and assets, but we cannot guarantee that we will be able to successfully repel all future attempts to disrupt our service, defraud us or hack into our customers' data.

- **Potential impact of changes in the economic, legal, climate or business environment** National and worldwide issues including, but not limited to, those of political unrest, foreign exchange rates, economic growth and performance, inflation, tariffs, tax laws, transportation costs, housing costs, privacy related restrictions on the handling of consumer information, war, nationalization, changes in the laws of foreign countries, government restrictions, restrictions on the transfer of funds, deterioration of infrastructure, nefarious activities of computer hackers, terrorism, natural disasters, and climate change may adversely affect the service and performance of Valorous TV, and therefore impair financial and operating performance of the Company.

- **The entertainment business is constantly changing and evolving** We are in the business of providing good entertainment content to our subscribers which requires us to constantly monitor the changing tastes and appetite of consumers for good television content, as well as compete with other mediums of entertainment, such as radio, sporting events, recreation, etc. In addition, it is important to keep up with new and better technology that improves the entertainment experience for the consumer.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- C3 Entertainment, Inc., 100.0% ownership, Common Stock

Classes of securities

- Series A Preferred Stock: 0

Voting Rights

The holders of Series A Preferred Stock have no voting rights, which means the holders of Series A Preferred Stock are not entitled to vote on any matter except as set forth in Section 9 of the Certificate Of Designation or as required under applicable law.

Dividend Rights

Holders of shares of Series A Preferred Stock are entitled to receive annual non-cumulative variable dividends based upon the net of gross sales of the corporation calculated on a non-consolidated basis with any subsidiary of the corporation. The net of gross sales will be calculated based upon the annual gross revenue received by the corporation minus all business expenses for the annual period including a reserve for income taxes. Five percent (5%) of the net of gross sales will be divided by two hundred thousand (200,000) in order to determine the amount of dividend for each share of Series A Preferred Stock.

Rights to Receive Liquidation Distributions

In the event of liquidation, dissolution, or winding up, of the Corporation, whether voluntary or involuntary, before any payment or distribution of the Corporation's assets (whether capital or surplus) shall be made to or set apart for the holders of Junior Stock, but after any payments or distributions are made on, or set apart for, any of the Corporations indebtedness and to holders of senior Stock, holders of the Series A Preferred Stock shall be entitled to receive an amount per share equal to the Series A Per Share Redemption Amount ($5), but shall not be entitled to any further payment or other participation in any distribution of the assets of the corporation.

Rights and Preferences

The rights, preferences and privileges of the Series A Preferred Stock are set forth in full in the Certificate of Designation on file with the Delaware Secretary of State.

The number of shares initially constituting the Series A Convertible Preferred Stock is 200,000, which number may be increased or decreased by the Board of Directors without a vote of shareholders; provided, however, that such number may not be decreased below the sum of the number of then outstanding shares of Series A Preferred Stock.

The Series A Preferred Stock is, with respect to payment of dividends and the distribution of assets, senior to the Junior Stock (Common Stock), on a parity with any Parity Stock, and junior to any Senior Stock, in each case now or hereafter authorized. "Parity Stock" and "Senior Stock" means any class or series of capital stock of the corporation that by its express terms is on a parity with or senior to the Series A Preferred Stock.

If the Board of Directors votes to redeem all but not less than all of the then outstanding shares of Series A Preferred Stock, the redemption price shall be $5.00 per share.

Any shares of Series A Preferred Stock redeemed by the corporation shall be retired and canceled and may not be reissued as shares of such series.

The shares of Series A Preferred Stock shall be convertible into shares of Common Stock of the corporation. The conversion ratio is five to one (5 to 1).

Five shares of Common Stock for one share of Series A Preferred Stock. The conversion shall occur at any time at the option of the holder of the Series A Convertible Preferred Stock for a period of three years (beginning upon the closing of the Crowdfund) or until the offering of a Regulation A+ equity crowdfund, which ever occurs first.

The terms of the Certificate of Designation for the Series A Preferred Stock shall not be amended, waived, altered, or repeated without the affirmative vote of the holders of a majority of the voting power of the Series A Preferred Stock, voting as a separate class. For the purposes of such vote each share of Series A Preferred Stock shall have one vote.

- Preferred Stock Undesignated as to Series: 0

Rights and Preferences

100,000 shares of this Preferred Stock is authorized but not at this time issued. Any Preferred Stock not previously designated as to series may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so expressly vested in the Board of Directors). The Board of Directors will fix by resolution or resolutions the designations, powers, preferences and rights of any wholly unissued series of preferred stock, including without limitation the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, and liquidation preferences of any such series, and the number of shares constituting any such series.

- Common Stock: 16,000,000

Voting Rights *(of this security)*

Each share of Common Stock shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of shareholders or by written consent without a meeting as provided by the Bylaws of the corporation.

Dividend Rights *(include if applicable)*

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefrom as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board of Directors from time to time based upon the results of operations, the financial condition of the corporation, and any other factors that the Board of Directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by the corporation.

Rights to Receive Liquidation Distributions

In the event of liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of the assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock including the Series A Preferred Stock.

Rights and Preferences

There is currently outstanding 16,000,000 shares of Common Stock. 84,000,000 shares remain unissued. All of the outstanding shares are held by C3 Entertainment, Inc.

The Common Stock is junior to the Series A Preferred Stock.

What it means to be a Minority Holder

The Series A Preferred Stock is non-voting. A holder of Series A Preferred Stock will have limited ability, if any, to influence the policies or any other corporate matter including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution.

The Series A Preferred Stock entitles the holder of each share to a variable non-cumulative dividend, which is not directly affected by the number of shares of Series A Preferred Stock issued. The Series A Preferred Stock is non-voting. Thus if one share or the entire amount of authorized shares are held there will be little if any control over corporate decisions. The exception is issues affecting only the Series A Preferred Stock in which case each holder will have one vote for each share held. The more shares held by an investor the greater degree of influence the investor will have over any matter concerning only the Series A Preferred Stock.

If the Series A Preferred stock is converted into shares of Common Stock each Investor's stake in the Company could be diluted due to the Company issuing additional shares of Common Stock. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company.

Such an increases in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more Common Stock, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

While the Company has launched its new digital subscription service and has recently commenced full operation of the SVOD service via various platforms, we have not yet generated significant revenues and do not anticipate doing so until we increase marketing efforts to broaden and increase the subscriber base. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without substantial revenue generation.

2018 Financial Update:

In 2018, C3 Entertainment, Inc. assigned and conveyed all rights, title and interests in films and programs with a book value of $385,000 to Valorous Media, Inc. in exchange for 1,000,000 shares of Common Stock. The films and programs include but are not limited to the libraries designated as Grizzly Adams Productions and Creation Film titles. In 2018, Valorous TV continued to incur costs in relation to developing and maintaining the website for digital subscription service subsequent to the completion of the preliminary project stage. Consistent with 2017, the software development costs were recorded at cost. The Company incurred an additional $165,000 of capitalized development cost through June 30, 2018.

Financial Milestones

The Company recently commenced full operation of the SVOD service via the web, Amazon Fire and Roku platforms with less than five hundred subscribers. Additional platforms, such as Apple ITunes and Samsung are currently in the works and are projected to launch in 2019. We plan to also add IOS and Android Apps in 2019. Over the last several years, we undertook substantial investment for build out of the SVOD, and development of technology for operation of the SVOD. The build out of Valorous TV has now been completed, including Beta testing, full system implementation, and training of systems operators. The Company received an assignment of rights and interests in large film libraries from its parent company, C3 Entertainment, Inc. ("C3"). The Company's access to thousands of digital programs from C3's library is of significant value to Valorous Media, and provides the Company with the product and the means to deliver a unique and rewarding entertainment experience to consumers. The Company currently relies on its parent company, C3, for interim funding until new sources of capital can be located. The future growth and expansion of the Company is most dependent on securing additional subscribers to Valorous TV. New subscribers will be obtained by exposing more people to Valorous TV through advertising and promotion, and they will be retained through the continued acquisition of new good content. Valorous Media will use the proceeds of the offering principally to expand the subscriber base through extensive advertising and promotion, as well as content acquisition. With these resources, the aim of the Company is to increase the number of subscribers to reach our first milestone of 25,000 monthly and annual subscribers. The Company projects this will generate approximately $1 million in revenue for 2019 with corresponding projected operating costs of approximately $600,000, consisting primarily of salaries and benefits, information systems and technology, marketing and content acquisition. Thereafter, the Company will utilize existing operations to fund additional marketing efforts and new content acquisition to further drive up the subscriber base. Within the next 2 to 3 years, we project the Company can reach the next milestone of 50,000 subscribers to allow the Company sufficient profitability for the Company to consider undertaking an offer of the Company's common stock in a subsequent offering. The common stock offering will raise additional equity capital to enable the Company to undertake a national marketing campaign to further drive Valorous TV to a larger share of the digital TV streaming market.

Liquidity and Capital Resources

The company is in early stages of operation, does not yet have a sufficient subscriber base to achieve profitability, and is currently generating operating losses. At the present time, the Company relies on its parent company, C3 Entertainment, Inc. for interim funding until new sources of capital can be secured. To the extent the Company is successful in this Reg CF offering, substantial investment in marketing and promotion of Valorous TV will be undertaken to increase awareness of Valorous TV and attract new subscribers. We estimate that approximately $450,000 in marketing and promotion costs will be necessary to increase Valorous TV subscribers above 25,000. Once that milestone is reached, the Company will utilize existing operations to fund additional marketing efforts and new content acquisition to further drive the subscriber base. Within the next 2 to 3 years, we project the Company can reach the next milestone of 50,000 subscribers to allow the Company sufficient profitability for the Company to consider undertaking an offer of the Company's common stock in a subsequent offering. The common stock offering will raise substantial equity capital to enable the Company to undertake a national marketing campaign, which will launch Valorous TV into a true national player in the digital TV streaming market.

The Company recently commenced full operation of the SVOD service via the web, Amazon Fire and Roku platforms with less than five hundred subscribers. Additional platforms, such as Apple I tunes and Samsung are currently in the works. Substantial investment in build out and technology for operation of the SVOD has been completed, including Beta testing, full system implementation, and training of systems operators. In addition, the Company completed the acquisition of over 1500 programs for Valorous TV. However, the company is currently generating operating losses and requires additional subscribers to reach profitability. The Company relies on its parent company, C3 Entertainment, Inc. for interim funding until new sources of capital can be located. If the Company is successful in this offering, substantial investment in marketing and promotion of Valorous TV will be undertaken to substantially increase subscribers. We estimate that approximately $450,000 in marketing will be necessary to increase subscribers above 25,000 and reach profitability for the Company. Once that milestone is achieved, the Company will focus on both additional marketing and new content acquisition to satisfy existing subscribers which can be funded through existing operations. Within the next 2 to 3 years, we estimate the Company will reach the next milestone of 50,000 subscribers and allow the Company sufficient profitability to consider an offering of the Company's common Stock in a subsequent offering. The common stock offering will raise additional equity capital to enable the Company to undertake a national marketing campaign to further drive Valorous TV to a larger share of the digital TV streaming market.

Indebtedness

The stockholder C3 Entertainment has loaned the Company $129,396 as of December 31, 2017. This loan bears no interest and has no maturity. It is anticipated that once the Company is comfortably able to do so, the debt will be repaid together with reasonable interest.

Recent offerings of securities

- 2018-06-01, Securities Act Rule 4(a) (2), 1000000 Common Stock. Use of proceeds: In 2018, C3 Entertainment, Inc. assigned and conveyed all rights, title and interests in films and programs with a book value of $385,000 to Valorous Media, Inc. in exchange for 1,000,000 shares of Common Stock. The films and programs include but are not limited to the libraries designated as Grizzly Adams Productions and Creation Film titles.

Valuation

$16,000,000.00

We have not undertaken any efforts to obtain an independent third-party valuation of the Company. The substantial value of the Company consists of the access and rights to film libraries and the development and full implementation for the operation and architecture of the SVOD. The actual value of the film libraries are not reflected on the financial statements of the company as the rights and interests of the libraries were transferred to Valorous Media at book value in 2018. In addition to the assignment of rights in the noted film libraries, the Company's access to use thousands of other digital content from C3 Entertainment, Inc. which is not presented in the financial statements is also of significant value. Additionally, management of Valorous Media has decades of experience in the entertainment industry. The same management has guided the parent company of Valorous Media, C3 Entertainment, Inc., to great success over the last twenty years. After applying this experience to Valorous TV, the company is proud to offer a video product to the world that has outstanding value and more importantly, makes a statement that there is still a place for people to visit and be inspired by real acts of valor. Valorous Media will use the proceeds of the offering in part to promote and expand the subscriber base. While we have not undertaken efforts to obtain an independent third-party valuation of the Company, Management believes the valuation is reasonable based upon the information available. Companies similar to Valorous Media such as Netflix, Hulu and Living Scriptures Streaming have achieved significant value when their subscription base was increased significantly. Valorous Media has the product and the means to deliver a unique and rewarding entertainment experience to consumers. With a successful crowdfunding, we will be able to undertake plans for advertising and promotion and new content acquisition.

These actions will increase our subscriber base domestically and globally. Based upon the experiences of companies similar to Valorous Media and the position of Valorous Media at the present time, management believes the valuation of the Common Stock reflects the best estimate of its value.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$900,000
Less: Offering Expenses	2,000	12,800
Start Engine Fees (6% total fee)	600	54,000
Net Proceeds	7,400	927,200
Use of Net Proceeds:		
Infrastructure/Human Resources	0	120,000
Marketing	7,400	406,000
Content Acquisition	0	173,000
Working Capital	0	34,200
Debt Payment	0	100,000
Total Use of Net		

Proceeds	7,400	833,200

We are seeking to raise a minimum of $10,000 and up to $900,000 in this offering through Regulation CF Crowdfunding. If we are able to raise the full $900,000, we believe that amount will provide sufficient funding for the Company to undertake plans for advertising and promotion, new content acquisition, and build out of our infrastructure and working capital at Valorous TV. These actions will increase our subscriber base, take us to profitability and allow us to further grow the Company from continuing operations. Within the next 2-3 years, we project the Company will be in position for a larger raise of equity funding through a subsequent offering of the Company's common stock.

We will undertake substantial investment in marketing and promotion of Valorous TV to substantially increase subscribers including a national marketing campaign to further drive Valorous TV to a larger share of the digital TV streaming market. Furthermore, we will also be adding new platforms and increase acquisitions of content and programs.

If the lesser amount of $10,000 is raised, The Company can still increase the subscriber base to a lesser extent and achieve profitability. Growth of the Company will be slower with less funds to propel subscriber growth, and it may take more time for the Company to reach a position for a larger raise of equity funding through a subsequent offering of the Company's common stock.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Partial repayment of Inter-company debt not to exceed $100,000.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at the Company's website https://valoroustv.com/annual-report/ The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Valorous Media, Inc.

[See attached]

Valorous Media, Inc.
A Delaware Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report

December 31, 2017 and 2016

Valorous Media, Inc.

TABLE OF CONTENTS



To the Stockholders of
Valorous Media, Inc.
Glendale, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Valorous Media, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
October 30, 2018

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

VALOROUS MEDIA, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 3,000	$ 167
Total Current Assets	3,000	167
Non-Current Assets:		
Software development, net	117,952	-
Total Non-Current Assets	117,952	-
TOTAL ASSETS	$ 120,952	$ 167
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accrued expenses	$ -	$ 650
Due to stockholder	129,396	299,739
Total Current Liabilities	129,396	300,389
Total Liabilities	129,396	300,389
Stockholders' Equity/(Deficit):		
Common Stock, $0.001 par, 100,000,000 shares authorized, 15,000,000 and 15,000,000 shares issued and outstanding as of December 31, 2017 and 2016, respectively.	1	1
Additional paid-in capital	499	499
Accumulated deficit	(8,944)	(300,722)
Total Stockholders' Equity/(Deficit)	(8,444)	(300,222)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 120,952	$ 167

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VALOROUS MEDIA, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ -	$ 258
Costs of net revenues	-	-
Gross profit/(loss)	-	258
Operating Expenses:		
Sales & marketing	6,050	-
General & administrative	2,980	672
Total Operating Expenses	9,030	672
Loss from operations	(9,030)	(414)
Other Income/(Expense):		
Gain on forgiveness of debt	300,808	-
Total Other Income/(Expense)	300,808	-
Provision for income taxes	-	-
Net income/(loss)	$ 291,778	$ (414)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VALOROUS MEDIA, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Common Stock		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity/(Deficit)
	Shares	Amount			
Balance at January 1, 2016	15,000,000	$ 1	$ 499	$ (300,308)	$ (299,808)
Net loss	-	-	-	(414)	(414)
Balance at December 31, 2016	15,000,000	$ 1	$ 499	$ (300,722)	$ (300,222)
Net income	-	$ -	$ -	291,778	291,778
Balance at December 31, 2017	15,000,000	$ 1	$ 499	$ (8,944)	$ (8,444)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

VALOROUS MEDIA, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income/(Loss)	$ 291,778	$ (414)
Adjustments to reconcile net income/(loss) to net cash		
provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Increase/(Decrease) in accrued expenses	(650)	-
Net Cash Provided By (Used In) Operating Activities	291,128	(414)
Cash Flows From Investing Activities		
Purchase of software development	(117,952)	-
Net Cash Used In Investing Activities	(117,952)	-
Cash Flows From Financing Activities		
Proceeds from related party, net	(170,343)	196
Net Cash Provided By (Used In) Financing Activities	(170,343)	196
Net Change In Cash	2,833	(218)
Cash at Beginning of Period	167	385
Cash at End of Period	$ 3,000	$ 167
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Gain on forgiveness of debt	$ 300,808	$ -

VALOROUS MEDIA, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Valorous Media, Inc. (the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated on May 22, 1997 under the name Knuckleheads, Inc. The Company changed its name to Valorous Media, Inc. on August 7, 2017. Knuckleheads, Inc. was originally formed to operate a retail business, which ceased operations in 2013. Valorous Media, Inc. is a wholly owned subsidiary of C3 Entertainment, Inc., which is a corporation formed under the laws of Delaware and was originally incorporated on May 22, 1997. Valorous Media, Inc. operates a digital television subscription service which features movies, documentaries, films, and programs.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less.

Software Development

The software development costs are recorded at cost. All software development costs remain in development and have not yet been deployed as of December 31, 2017. Accordingly, the Company has not yet commenced amortization of these assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company's software development consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Software development, at cost	$ 117,952	$ -
Accumulated amortization	-	-
Software development, net	$ 117,952	$ -

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness and has a policy to not carry a balance in excess of FDIC insurance limits. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited. As of December 31, 2017 and 2016, the Company held no funds in excess of FDIC insurance limits.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than

50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company estimates it will have net operating loss carryforwards of $523,917 and $815,695 as of December 31, 2017 and 2016, respectively. The Company pays federal and California income taxes at a combined effective rate of approximately 28% and has used this effective rate to derive net tax assets of $146,611 and $228,261 as of December 31, 2017 and 2016, respectively, resulting from its net operating loss carryforwards. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2037, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company is part of a group tax return with its parent and a sister company. No taxes were due or payable for the years ended December 31, 2017 or 2016 for any of the entities included in the group return. The Company's parent company accounts for taxes of each entity separately and specifically identifies the amounts included in the group tax return to each entity.

The Company files U.S. federal and state income tax returns. Tax periods since 2015 remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has accumulated deficits of $8,944 and $300,722 as of December 31, 2017 and 2016, respectively, has had insignificant revenues for the years ended December 31, 2017 and 2016, whose current liabilities exceed current assets by $126,396 as of December 31, 2017, and has limited liquidity with just $3,000 of cash as of December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Common Stock

As of December 31, 2017, the Company had authorized 100,000 shares of common stock at $0.001 par value. As of December 31, 2017 and 2016, 15,000,000 and 15,000,000 (1,000 and 1,000 prior to retroactive application of the stock split discuss below) shares of common stock were issued and outstanding, respectively.

Stock Split

During 2018, the Company amended its articles of incorporation, authorizing 100,000,000 shares of common stock at $0.001 par value per share and 300,000 shares of preferred stock at $0.001 par value per share. The Company designated 200,000 shares as Series A Preferred Stock. The Company also authorized a stock split, in which its issued and outstanding shares of common stock were granted 15,000 shares of the Company's post-split common stock for each one share of common stock held by them prior to the split. Common share amounts shown herein have been stated to retroactively reflect the stock split under FASB ASC 505-10-S99-4.

NOTE 5: RELATED PARTY TRANSACTIONS

The sole stockholder of the Company lent the Company funds totaling $299,739, which remained unpaid and outstanding as of December 31, 2016. On August 7, 2017 the stockholder forgave $300,808 of the unpaid funds. Subsequently, during the year ended December 31, 2017 the stockholder incurred additional expenses on the Company's behalf which amounted to $129,396 as of December 31, 2017. These advances bear no interest and are considered payable on demand.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and government regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after

December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We intend to adopt the new standard in January of 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 8: SUBSEQUENT EVENTS

Amended Articles of Incorporation & Stock Split

During 2018, the Company amended its articles of incorporation, authorizing 100,000,000 shares of common stock at $0.001 par value per share and 300,000 shares of preferred stock at $0.001 par value per share. The Company designated 200,000 shares as Series A Preferred Stock. The Company also authorized a stock split, in which its issued and outstanding shares of common stock were granted 15,000 shares of the Company's post-split common stock for each one share of common stock held by them prior to the split.

The Series A Preferred Stock do not have voting rights, while common stockholders have 1 vote per share. Series A Preferred Stockholders have certain rights and privileges, including a 5-to-1 conversion right into common stock at each holder's election, certain dividend preferences, liquidation preferences of $5.00 per share, non-cumulative variable dividend based on net sales of the Company (as defined in the Company's governing documents), and are redeemable at the Company's election at $5.00 per share.

Common Stock Issuance

On June 1, 2018, $385,000 of film library was transferred to the Company from the stockholder in exchange for 1,000,000 shares of common stock.

Management's Evaluation

Management has evaluated subsequent events through October 30, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.



0
Investors

$0.00
Raised of $10K–$500K goal

❤️

Valorous Media
Digital TV Subscription Service
● Small OPO   🏠 Glendale, CA   🏷 Film & Video   ⊘ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Home For The Heroes
Invest in Valorous Media

Valorous Media presents Valorous TV, an exciting, all-new digital TV subscription service focused on bold and brave films, stories, and reports of courage and uncommon valor. Good programs featuring good people doing great things. Our programming features great adventures and lessons from the Revolutionary War all the way up through to the Civil War, the great World Wars, and more recent wars and conflicts. Our mission is to tell the countless tales of individual sacrifice and bravery that are often left out of other popular streaming services.

Traditional cable and satellite TV is dying every day. Digital streaming services ("SVODs") such as Valorous TV are the future of television. We now have an opportunity to create good television with positive messages about real heroes and things that matter. Military conflicts and wars create many heroes and great stories of struggle and triumph, but our focus is much broader. Indeed, everyday acts of bravery, struggle, and courage





0
Investors

$0.00
Raised of $10K–$500K goal

❤️

Valorous Media
Digital TV Subscription Service
● Small OPO   🏠 Glendale, CA   🏷 Film & Video   ⊘ Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Home For The Heroes
Invest in Valorous Media

Valorous Media presents Valorous TV, an exciting, all-new digital TV subscription service focused on bold and brave films, stories, and reports of courage and uncommon valor. Good programs featuring good people doing great things. Our programming features great adventures and lessons from the Revolutionary War all the way up through to the Civil War, the great World Wars, and more recent wars and conflicts. Our mission is to tell the countless tales of individual sacrifice and bravery that are often left out of other popular streaming services.

Traditional cable and satellite TV is dying every day. Digital streaming services ("SVODs") such as Valorous TV are the future of television. We now have an opportunity to create good television with positive messages about real heroes and things that matter. Military conflicts and wars create many heroes and great stories of struggle and triumph, but our focus is much broader. Indeed, everyday acts of bravery, struggle, and courage



1. Payment of an annual non-cumulative variable dividend based on the net of gross sales of Valorous TV;

2. Conversion of one share of Series A. Preferred Stock into five (5) shares of Common Stock of the corporation, which shall occur at any time at the option of the holder of Series A. Preferred Stock for a period of three years (beginning at the close of the Crowdfund) or until an offering of a Regulation A+ Equity Crowdfund, whichever occurs first. At the end of such three year period or offering of a Regulation A+ Equity Crowdfund, the conversion shall occur for the outstanding shares of Series A Preferred Stock; and

3. The holder of Series A Preferred Stock may at any time prior to conversion convert and redeem twelve (12) shares of Series A Preferred Stock to an annual subscription to Valorous TV.

Investor Perks

All investors receive periodic updates on our new programs, special events and progress at Valorous TV.

$1,000+
Your place on the Official Founders Page of ValorousTV.com, plus periodic updates on our new programs, special events and progress at Valorous TV.

$5,000+
Your place on the Official Founders Page of ValorousTV.com as a **Silver Founder**, periodic updates on our new programs, special events and progress at Valorous TV, plus a one-year subscription to Valorous TV.

$10,000+
Your place on the Official Founders Page of ValorousTV.com as a **Gold Founder**, periodic updates on our new programs, special events and progress at Valorous TV, a one-year subscription to Valorous TV, plus an autographed DVD copy of one Valorous TV's new productions, such as *Black Hawk Down: The Untold Story; Grant v Lee, or Living History.*

$25,000+
Your place on the Official Founders Page of ValorousTV.com as a **Platinum Founder**, periodic updates on our new programs, special events and progress at Valorous TV, a two-year subscription to Valorous TV, an autographed DVD copy of one Valorous TV's new productions, such as *Black Hawk Down: The Untold Story; Grant v Lee, or Living History,* plus a special swag bag of special goodies from Valorous TV.

$50,000+

Your place on the Official Founders Page of ValorousTV.com as a **Diamond Founder**, periodic updates on our new programs, special events and progress at Valorous TV, a three-year subscription to Valorous TV,

an autographed DVD copy of one Valorous TV's new productions, such as
Black Hawk Down: The Untold Story; Grant v Lee, or Living History; a special
swag bag of goodies from Valorous TV, and an on-camera walk role in one of Valorous TV's original programs.

*All perks occur after the offering is completed.

Prospective investors should read our Form C offering for all shares issued, possible dilution, and other risk factors before deciding to invest.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Company Mission

Our Mission is to provide an all new video on demand digital streaming subscription service that delivers television with a purpose to entertain,
educate, thrill and inspire viewers with programming that serves the good of who we are, where we come from and what we stand for.
Real stories of bravery and valor that really matter.

Now is the Time for Valorous TV

The SVOD industry is on fire, with a world market projected to grow to nearly $60 billion in annual revenues by 2022. More than half of US homes now subscribe to one or more video streaming services, spending $2.1 billion a month.

U.S. SVOD REVENUES



Film Take, 2018 Trends: State of the Industry



Revenues from U.S. SVOD's will exceed $23 Billion in 2018 and continue to grow each year.

In today's world, the options for entertainment are 100% with the consumer. You get to decide what, when, and where you want to watch TV. Although there are now more TV shows and movies than ever to watch, you find little you care to view. As expansive as our choices for entertainment pretend to be, it is surprising how limited we are with the platforms we can watch them on. Digital streaming services are replacing traditional television at a rapid rate, but most offer the same old programming. Services today, like Netflix, Hulu, and Amazon all have essentially the same programs. Quality programming is watered down with the temptations of silly reality TV shows, movies with overt sex and violence, cheap horror flicks, and documentaries without any historical or educational substance.

Medal of Honor recipient Leroy Petry is an American hero to be honored for his sacrifice, bravery, and valor.

This may suffice for some, but it's just not good enough with all the options we have today. Technology has given us the gift of freedom to watch good programs about good people; it's about time. **Now, Valorous TV supplies the missing ingredient from current platforms: Valor. While the others continue to offer the same old programs, Valorous TV is different and unique. There is no other TV streaming service that offers the programming of Valorous TV.**



Valor? On the morning of February 19, 1945, 70,000 American Marines stood ready to assault a tiny volcanic Pacific island called Iwo Jima. They were prepared to give the ultimate sacrifice to preserve a nation and the freedom it stands for. After a fierce battle to secure the island, Fleet Admiral Chester Nimitz offered the following tribute: "Among the men who fought on Iwo Jima, uncommon valor was a common virtue." In recognition of the incredibly daring displays of courage, bravery, and sacrifice, a total of 27 Medals of Honor were awarded to Marines for bravery during the battle of Iwo Jima. The Marine Corps Memorial pictured here was inspired by the iconic 1945 photograph of six Marines raising a U.S. flag atop Mount Suribachi during the Battle of Iwo Jima in World War II. The Memorial is dedicated to all U.S. Marine Corps personnel who died in the defense of the United States since 1775. **This is valor.** The stories of those who fought on that remote island live forever on Valorous TV, as well as countless others who must never be forgotten.

Carl Sandburg once wrote, "Valor is a gift. Those having it never know for sure whether they have it until the test comes. And those having it in one test never know for sure if they will have it when the next test comes." **Valorous TV is the home of the stories of men and women who display "Uncommon Valor" as a "Common Virtue."** This is who we are. This is who our viewers are. This is the community we are building. Come join us.

Valorous TV Has the Right Stuff

Valorous TV has the right stuff- **Great programming** consisting of over 1500 programs, movies and series that will entertain you, educate you, thrill you, and inspire you. We frequently update our programs with new content so that you can always find quality programs you have not seen. We are also selective in what we include on our streaming platform, making sure all of our programs fit within the Valorous criteria of good TV that you are unlikely to find elsewhere. **Valorous TV also produces new, original and exclusive programs which you won't find anywhere else, such as *Chesty Puller, The Marine's Marine; War in the Shadows; Grant v Lee; and Living History.*** On Veteran's Day, November 12, 2018, Valorous TV released the all new celebrated exclusive screening of *Black Hawk Down: The Untold Story.*

Television does not have to be boring junk selected and fed to you by network executives. Now you get to choose among great programs, movies, videos, special events, documentaries, current events, and TV shows that you want to watch.

Why spend your time and money on old-fashioned TV? Valorous TV programs are 100% ad-free and you will not find any tasteless programs, silly sitcoms, empty talking heads, distracting ads, gratuitous sex, senseless graphic violence, or phony reality shows (we are Kardashian free).



Valorous TV exclusive premiere of Black Hawk Down: The Untold

















Story

Great programs at Valorous TV will entertain you, educate you, and thrill you.

You and your family deserve better. Valorous TV tells the stories of the human spirit around courage, sacrifice, and humanity that must always be celebrated and never lost or forgotten. Valor knows no boundaries, is without gender or race, and is not conscious of time.

These are the stories of heroic acts of soldiers in harm's way, law enforcement stepping in front of bullets, firefighters running into burning buildings, lifesavers confronting danger when others turn away, and ordinary citizens from around the world who pass the test when uncommon valor is needed.

Valorous TV is real television with a purpose. Even more important, while you sit back to watch and enjoy, you can feel good that you are supporting the real heroes who have served and sacrificed so much for us all to enjoy the freedom of life and liberty. These heroes now have a forum in which they can be honored and respected, and never forgotten.

Moreover, a portion of your subscription payment goes to charity to support those in need. Give you and your family the best and turn off the worst in old TV.

JOHN ADAMS, JR.

Tuskegee Airman John Adams, Jr., a true American hero. His powerful story must be told and never forgotten.

With over 40 categories of programs to choose from, we have a robust amount of content across a wide diversity of categories. Some will seek to be entertained with great movies and series. Many will discover fascinating programs with stories and information they had never before known. Others may desire to learn from programs that offer great educational value. Our schools today are focusing less and less on history and the foundation of our country which rests on the service and sacrifice of so many. This makes Valorous TV even more important for the education of young people and future generations. There is something for everybody to find interesting and engaging with programs from wars, space, the old west, firemen & police, all the branches of the military to Mexican drug cartels and classic comedy from The Three Stooges, to name only a few.

Our content categories include:

Armed Services & Civilian Enforcement
News
Valorous TV Originals
Features
Documentaries
Military Today
Living Today
Legends & Heroes
Miracles of Valor
You Need to See This
Police, Firefighters & Life Savers
On the Frontline
Air Force
Army
Navy
Marines
Coast Guard
Women in Conflict
African-Americans In Conflict
Animal Heroes
Celebrate Every Day
It's A Dangerous World
Space & Beyond
Revolutionary War and The Birth of America
Civil War
World War I
World War II
Holocaust
Korean War
Vietnam War
Cold War
9/11 Attack & War on Terror
Middle East & Afghanistan Conflicts
Old West & Indian Wars
World Conflicts
Living Historians
Inspirational
Interviews, Speeches & Briefings
Education & Safety
TV Classics
Comic Relief

Valorous TV Subscribers

We have received an outpouring of wonderful feedback on Valorous TV—this has been something that has been missing from the lives of many. So many people tell us they have been looking for something like Valorous TV, and they are thrilled to finally find us. A few months back, our crew was at Wings Over Camarillo for a day of family fun watching planes fly and spreading the word about Valorous TV. One family came up to us and told us how they had been looking for an alternative for Netflix and were excited about our idea. Another came up to us with tears in their eyes and expressed that "finally somebody cares." Some of the testimonials we received:

Jim Huggins, Film Producer, Author, and U.S. Air Force Veteran

Elizabeth Stickley, Intern at Valorous TV

"The National Fallen Firefighters Foundation is proud to partner with Valorous TV to honor and remember America's heroes. Our common mission, to show the valor of these heroes, helps us all understand the challenges they face each day. These important stories of heroes bearing several different liveries also helps us remember that common mission of honoring the fallen but to support the survivors and all who wear a uniform in service to our country and local community."

Chief Ronald J. Siarnicki, Executive Director,
National Fallen Firefighters Foundation

Sean Winn, Founder/Executive Producer, "Patriot Features"

"As a lifelong advocate for veterans, the armed forces, and their families I aim to empower and motivate others to remember, honor and support those who answered America's call to duty and their families. Valorous TV is something I believe in, totally support, and wholeheartedly thankful for their original programming that provides me the additional motivation to honor, celebrate, and inspire in remembrance and gratitude of those who served our great nation; especially, those who gave all."

Alvin E. Barzynski, APR, CTA, Retired U.S. Army and Department of Veterans Affairs (VA) Public Affairs Officer

---

Community at Valorous TV

At Valorous TV, we think it is crucial to form a strong bond among not only our families but our communities. Our heroes inspire others to engage in community service and to rise to the occasion when called upon to put their own lives in peril to help or rescue

others. It has been said that "Those who Cannot Remember the Past are Condemned to Repeat It." We must never forget the dedication and sacrifice of these brave men and women, and always let their bright light guide us through darkness and times of turmoil.



Valorous TV is not only entertainment, Valorous TV is "Television with a Purpose." We give you programing that will thrill and inspire you, inform you, make you laugh, and bring you to tears. You will learn and see things you never knew existed. You will also meet and connect with others who share similar curiosities. Want to be a Marine? We have programs that show you what Boot Camp is really like. Learn what life is like fighting on the front line. Fascinated by the Civil War? We've got you covered. Want to keep up with what's going on in the military on a daily basis? We have a daily military news channel directly from the major Department of Defense news feeds.

It is every men and women's civic duty to honor our heroes - their selfless sacrifice allows us to live in a free society.



Valorous TV EVP Ani Khachoian at the 2018 VFW Conference.

The best part is, you are part of a community of people who crave the same type of programs and information that has otherwise been unavailable in one convenient place until now. **No more searching through the tangled internet and wading through advertisements. We have it all here in one place, easy, clear and concise.**

Valorous TV is not political and takes no position on any election or political party. Heroes come in all shapes and sizes, race, color, and gender, and our community reflects that. We respect and honor every type of person and we strive to tell each of their stories. From time to time, Valorous TV will announce activities that may be of interest to subscribers, and post relevant information on the Valorous TV Facebook page. We always invite feedback from subscribers and encourage subscribers to use the Valorous TV Facebook page as a resource to further engage with friends and subscribers in the Community.

Valorous TV Gives Back

At Valorous TV, our hearts go out to all the heroes among us that lead, teach, inspire and protect us every day with incredible acts of sacrifice, kindness, bravery, and Valor. Our debt of gratitude to these heroes can never be fully paid, but they must never be forgotten. As we dedicate a small piece of our hearts to those less fortunate and in need, we must always remember the sacrifices our fallen heroes have made so that we may live and enjoy a free and open society.

Valorous TV is proud to use its resources responsibly and to direct $1 from every subscriber per year to charity through the donation of cash, and in-kind goods and services for veterans, and those in need. Valorous TV has partnered with many distinguished and deserving organizations and charities to help and facilitate their great causes. To name only a few, The VFW, The National Fallen Firefighters Foundation; and The Salvation Army.

It is important that we practice what we preach and we hope by doing so we are inspiring our community to help make differences in the lives of the people who have already left such an incredible impact on ours.

"This country will not be a good place for any of us to live in unless we make it a good place for all of us to live in."

Theodore Roosevelt

"We make a living by what we get, but we make a life by what we give."

Winston Churchill

"The first question which the priest and the Levite asked was: 'If I stop to help this man, what will happen to me?' But...the good Samaritan reversed the question: 'If I do not stop to help this man, what will happen to him?'"

Martin Luther King Jr.

"That's what I consider true generosity: You give your all and yet you always feel as if it costs you nothing."

Simone de Beauvoir

Invest in Valorous TV



Our philosophy at Valorous TV is to offer an entertainment platform that is unlike anything that is currently available and disrupts the traditional model of television programming. The demise of cable TV and the rapid rise of new digital streaming TV platforms gives Valorous TV the opportunity to change the way we view television today. Now that you control what and when you watch TV, you can select better TV. Television with a purpose, to not only entertain you, but to also to educate you and inspire you. The timing for Valorous is perfect -- hitting a growing SVOD market with a unique collection of television content that no other streaming service can match.

In addition to offering premium content, we believe Valorous TV is an investor's dream. We are offering Series A Preferred Stock. One share of Series A Preferred Stock can be converted into five shares of Valorous Common Stock at any time for three years or a Regulation A+ equity Crowdfund, whichever occurs first. Plus you are eligible for non-cumulative variable dividends based upon the net of gross sales of the corporation while you wait. You can also at any time prior to conversion to Common Stock convert twelve share of Series A Preferred Stock to an annual subscription to Valorous TV. Now is the time to join us and get in on the ground floor. We are offering a limited amount of shares, so don't delay.

Our team is comprised of a wide range of talented individuals who have long worked in the entertainment space with experience ranging from entertainment, acquisition, marketing, development, legal, and technology. Their ability and experience is well reflected in the results – Valorous TV is performing great, and in its early stages has been well received by consumers. We simply need more folks to join us as subscribers, and for that we need to spread the word across the country. That's where you come in.

We Need Your help. We have spent substantial time and money over two years building a powerful video streaming service, Valorous TV. **NOW** we need to tell everybody about it. The money from this offering invested in Valorous will go primarily to advertise and promote Valorous TV and obtain new subscribers, while we also continue to source new good content for Valorous TV with new and exciting programs.

Help Us Continue Our Mission. Valorous TV has already had a positive effect on the lives of many. With your investment, you will help us continue our mission as we grow and gain more subscribers. Our original, wholesome programming and stories of valor deserve to reach every citizen. We look forward to having you on board!



ValorousTV
Soft Launch

Soft launch
website

January 2018

ValorousTV
Hard Launch

Hard launch
of ValorousTV

March 2018

Launched on
StartEngine

Now YOU can
own a part of
our company!

December 2018

Launch
Android and
iOS Apps

Launch
mobile apps

May 2019 (Anticipated)

February 2018

ValorousTV
Launches on
Amazon
FireTV

We launch on
Amazon
FireTV Stick

April 2018

Launched on
Roku

ValorousTV
launches on
Roku

March 2019 (Anticipated)

Launch Apple
TV

Launch on
Apple TV

In the Press



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Meet Our Team

 

Earl Benjamin
President, CEO & Director
Mr. Benjamin serves on the Board of Directors of C3 Entertainment, Inc., and Valorous Media, Inc. Mr. Benjamin has been involved in the management of C3 since 1996. He was also Executive Producer on The Three Stooges movie in 2012, and produced that film in conjunction with 20th Century Fox Studios. Mr. Benjamin served as Executive Producer on the ABC Television Special The Three Stooges Greatest Hits, The Three Stooges made-for-television movie starring Michael Chiklis, The Three Stooges syndicated television series, and The Three Stooges 75th Year Anniversary Television Special for NBC. Mr. Benjamin is an attorney and a member of the California State Bar. He earned his bachelor's degree from Ohio University and received his JD from The University of San Diego. As an attorney in private practice, he was a partner at Paul, Hastings, Janofsky, & Walker, an international law firm with more than 1,000 attorneys in offices throughout the world. Work History: From January 1996- present, Earl has been the President and CEO of C3 Entertainment Inc. (the parent company of Valorous Media), In January 2017, Earl became the CEO of Valorous Media, and still serves as CEO, President, and Manager. Earl's primary job is Valorous Media.



Robert Benjamin
General Counsel & Director
Mr. Benjamin serves on the Board of Directors of C3 Entertainment, Inc.,and Valorous Media, Inc., Mr. Benjamin was an Executive Producer on several C3 produced television films and the 2012 motion picture The Three Stooges, produced with 20th Century Fox Studios. Mr. Benjamin is a member of the California State Bar, and is recognized as an authority on Intellectual Property Law including Trademarks, Copyrights, and the Right of Publicity for celebrities and heirs. He represented C3 in a landmark California Supreme Court Case that received national attention for the determination that the California Right of Publicity laws are Constitutional and not prohibited by the First Amendment of the U.S. Constitution. Mr. Benjamin is currently the General Counsel to C3 and also serves as General Counsel to Valorous Media, Inc. In that capacity Mr. Benjamin provides legal advice and guidance to Valorous Media. Work History: Robert has been General Counsel to C3 Entertainment, Inc. (the parent company of Valorous media) since January of 1996. In January of 2017 Robert also served as General Counsel to Valorous Media. Robert is still General Counsel to valorous media but his primary job is with C3.



Ani Khachoian
Executive Vice President, Licensing, Merchandising & Distribution, & Director
Ani came to C3 after eight years of progressively responsible management experience with major West Coast based corporations doing business internationally. She is recognized as a leader in the licensing industry as evidenced



Sharon Liu
Controller
Sharon has over 15 years of experience in the accounting industry. She served large publicly and privately held clients in the Audit department of a Big Four Accounting firm She later became a director at a technology company where she oversaw the accounting



Patrick Perez
Director of Technology
Patrick is a multi-platform digital specialist with a stellar track record generating multi-million dollar returns in the digital ecosystem. He has a unique blend of tech, digital, and media experience, leading strategic digital initiatives including the subscription



Todd Bartoo
Director of Sales and Acquisitions
A veteran of the film industry with experience in production, acquisitions, distribution, and film festival operations, Todd was previously Senior Manager of Sales and Acquisitions at Starz Worldwide, where he sold Starz' Original programming















by C3's inclusion annually in the Global Top 150 Licensor listings. She has been featured and interviewed in several major licensing and retail trade publications. She has worked for the Company for 20 years serving in her current position for the past 15 years. Work History: From February 1999-present, Ani has served as Executive VP of Licensing, Merchandising, and Distribution for C3 Entertainment, Inc (the parent company of Valorous Media). In January 2017, she joined as Executive VP of Licensing, Merchandising, and Distribution for Valorous Media. Ani's primary job is for C3 Entertainment.

department. Sharon's technical knowledge and extensive accounting experience translate to her continued commitment to quality and improved accounting systems and controls. Work History: From 2002 to 2007, Sharon worked at Deloitte & Touche LLP in Audit. From 2007 to 2009, she served as Director of Financial Reporting at Oversee.Net. Thereafter, she was Accounting and Financial Reporting Manager at Stanislawski & Harrison CPA, Inc. From September 2015 to present, Sharon has served as Controller for C3 Entertainment, Inc (the parent company of Valorous Media). In January 2017, she joined as Controller for Valorous Media. Sharon's primary job is for C3 Entertainment.

service, UFC FIGHT PASS. His efforts in the digital division of UFC were key in the valuation of the company, resulting in the largest buyout in sports history with the sale of the UFC to WME-IMG for $4.2 billion. Additionally, Perez was part of the launch team of hulu, and laid the foundation of the digital division of FOX Sports and its action sports network, FUEL TV. He is also a multiple Emmy Award nominee and winner of three statuettes. Work History: From 1989 to 1992, Patrick was Senior Producer at KCET-TV. In 1992, he joined FOX Television Stations where he initially served as Senior Producer before being promoted to Director of News Features. Patrick served as VP of News & Entertainment from 2000 to 2007 at GoTV Networks before joining FOX again as Director of New Media at FUEL TV. In 2010, Patrick was hired by UFC where he worked as Director of Digital Programming until 2017. Patrick is currently Director of Technology at Valorous Media.

Sand" and "Black Sails". Previously he worked in acquisitions for Blockbuster's in-house distribution arm, DEJ Productions, as well as Porchlight Entertainment.

Breanna Wilson

Social Media Manager

Breanna is the Social Media and Marketing Manager at Valorous TV. Being in the content and marketing industry for over 6 years, she has excelled at writing strategy and client-facing messaging, while also working with multiple departments in order to create a single, cohesive product. Previously, Breanna worked at MOB Media Advertising Agency, SEOP Inc., and The Orange County Register. She graduated from Concordia University Irvine with her B.A. in Mass Communication with honors.

Peter Bertucci

Graphic Designer

Peter serves the graphics needs for Valorous TV, as well the marketing and social media departments. He earned a BFA degree from the Rhode Island School of Design and has worked in both Chicago and Rhode Island doing production design and illustration for TV and the entertainment industry until relocating to California in 2017 and joining the company.

Offering Summary

Maximum 180,000 shares of Series A Preferred Stock ($900,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 2,000 shares of Series A Preferred Stock ($10,000)

$5 per share of Series A Preferred Stock.

Each share of Series A Preferred Stock shall be non-voting and grant the following rights:

1) Payment of an annual non-cumulative variable dividend based on the net of gross sales of Valorous TV;

2) Conversion of one share of Series A Preferred Stock into five (5) shares of Common Stock of the corporation, which shall occur at any time at the option of the holder of Series A Preferred Stock for a period of three years or until an offering of a Regulation A+ Equity Crowdfund, whichever occurs first. At the end of such three year period or offering of a Regulation A+ Equity Crowdfund, the conversion shall occur for the outstanding shares of Series A Preferred Stock; and

3) The holder of Series A Preferred Stock may at any time prior to conversion convert and redeem twelve (12) shares of Series A Preferred Stock to an annual subscription to Valorous TV.

Company	Valorous Media, Inc.
Corporate Address	1415 Gardena Ave. Glendale, CA. 91204
Description of Business	Online Media and Digital Streaming TV Service
Type of Security Offered	Series A Preferred Stock
Purchase Price of Security Offered	$5.00 per Preferred Share
Minimum Investment Amount (per investor)	$250

Investor Perks

All investors receive periodic updates on our new programs, special events and progress at Valorous TV.

$1,000+

Your place on the Official Founders Page of ValorousTV.com, plus periodic updates on our new programs, special events and progress at Valorous TV.

$5,000+

Your place on the Official Founders Page of ValorousTV.com as a **Silver Founder**, periodic updates on our new programs, special events and progress at Valorous TV, plus a one-year subscription to Valorous TV.

$10,000+

Your place on the Official Founders Page of ValorousTV.com as a **Gold Founder**, periodic updates on our new programs, special events and progress at Valorous TV, a one-year subscription to Valorous TV, plus an autographed DVD copy of one Valorous TV's new productions, such as *Black Hawk Down: The Untold Story; Grant v Lee, or Living History.*

$25,000+

Your place on the Official Founders Page of ValorousTV.com as a **Platinum Founder**, periodic updates on our new programs, special events and progress at Valorous TV, a two-year subscription to Valorous TV, an autographed DVD copy of one Valorous TV's new productions, such as*Black Hawk Down: The Untold Story; Grant v Lee, or Living History,* plus a special swag bag of special goodies from Valorous TV.

$50,000+

Your place on the Official Founders Page of ValorousTV.com as a **Diamond Founder**, periodic updates on our new programs, special events and progress at Valorous TV, a three-year subscription to Valorous TV, an autographed DVD copy of one of Valorous TV's new productions, such as *Black Hawk Down: The Untold Story; Grant v Lee, or Living History,* a special swag bag of goodies from Valorous TV, and an on-camera walk role in one of Valorous TV's original programs.

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Valorous Media, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series A Preferred Stock at $5 / share, you will receive 10 Series A Preferred Stock bonus shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds



The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Partial repayment of Inter-company debt not to exceed $100,000.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Valorous TV

I founded Valorous TV because it was time to do something better. I wanted to bring people good stories and programming about good people doing great things. With all the negativity and anger in the world today it's about time we take a beat and realize there's a lot of good stuff going on around us. We like to say valorous TV is home for the heroes but it's really about people serving and sacrificing for others with bravery and valor and that's why we are valorous TV. We start with our great military, police, firemen, and a life savers but there are so many more heroes everywhere all around us. Doctors saving lives, engineers improving our way of life, people resisting tyranny, and just the average citizen risking his life to save a child from a burning building. What we watch on TV is just as important as how we watch it. We've seen tremendous technology improvements in our lifetimes. Some of us are old enough to remember these. That's a long way from these. What about television? we sure have come a long ways from this old Turkey. it's a long way from those old TVs to today's big screen Smart TVs. The pictures look really fantastic. Too bad there is nothing to watch on them. If you haven't noticed TV content hasn't changed much in the last 40 years. We still have formula sitcoms, boring variety shows, and endless reality shows of everything imaginable. That's why some younger folks- the Millennials are turning off TV. My kids would rather watch YouTube in social media on their cell phones. It's a new era in the last few years television changed forever. Digital streaming TV now gives you control of what you watch when and where you want to watch it and no commercials. Now you are in control free of any network executives setting your schedule people all over the country and the world are cutting their cords and signing up for new digital streaming services. It's great old TV networks and cable providers are and new streaming channels are adding more and more subscribers every day, but maybe that's so great for you if you're not on valorous TV and you're getting the same old TV content as before. Don'tget me wrong I love some of the old classic films but I can only watch Rocky so many times and the nightly news, forget about it. It's time we change the way we look at television. Think of future TV like a grand shopping mall where you pick the store with the content you want to watch you might choose two, three or more streaming services that give you what you want to watch. That is the purpose of valorous TV, to provide good programming that will not only entertain you but also inspire and educate you. In other words we're offering a positive alternative to the same old stuff the other stories of the mall are offering hey you don't have to look at a comic book to find a hero's good TV does not have to be boring with over 1500 programs valorous TV delivers great movies, documentaries, and series that will entertain you for many many hours including original programs exclusive only to valorous TV that you won't find anywhere else. We're serious about our commitment to better TV we are partners with veteran service organizations like the VFW charities and the National Fallen Firefighters foundation and we put our money where our mouth is by pledging a portion of our subscription revenues to charity to aid our good veterans and those in need let's take a look under the hood Alexa bring up valorous TV the depth of programming on valorous TV is amazing including our new original programs exclusive to valorous and we are adding new categories of shows all the time such as an all-new Aviation category with great stories about today's aviation industry there are lots of new and exciting things happening at valorous TV. Early next year Balor's TV is launching an all-new linear channel to go along with our streaming service which we can bring you special live events and no other network has I hope you will consider helping us with this crowdfunding campaign to raise money to grow and support valorous TV we offer a very attractive investment which we believe will more than reward investors in our company most importantly I view it as our civic duty to celebrate and preserve the greatness of these men and women this is what shapes our values and makes us who we are if we don't who will your support is vital to our great veterans firemen and law enforcement they need your help and so do we come join our team thanks for watching and watch Valorous's TV we are on the webAmazon fire and Roku with more set-top boxes coming soon it will do you good and you'll love it you.

Medal of Honor Recipient Leroy Petry

It was in May 2008 we're on helicopters were going out to execute this mission in rural Afghanistan and as soon as our helicopter touches down we'll take him fire from a combatant in the field up ahead as we started to move toward the chicken coop two guys popped up to our left spraying ak-47s from the hip I felt one\ round impact into my thigh didn't really think anything of that thought while I got lodged in the in the bone or something they'll dig it out if I get out of here but I need get out of the kill zone my legs started to hurt so I sat down you know almost crouching seated position watching my side as I turned back to check on Robinson and Higgins again there's a pineapple grenade right behind him and it's within

arm's reach and so I reach over when I grabbed it he leaned forward and I threw with all my force opened my hand and heard the explosion and I sat up and I grabbed my arm because I saw blood and earlier the hand was gone the arm was still there but it basically looked like this it really dawned on me that I still had life I still every morning I wake up\open my eyes I breathe air into my lungs the young kid asked me one time you could explain the world in one word what would it be that's on opportunity I said the world is filled with opportunity and I said when you wake up and you breathe that air into your lungs and you open your eyes you have the opportunity to change the world I look at the opportunities to come up here and talk with all those troops that's kind of what I hope that people would get out of it is something that maybe not today you might not see one of those signs of depression or anxiety or mental mental health fatigue in your life but at some point you're gonna face some sort of challenge some type of adversity and that that stigma is not there for anything because you only get one life in this world and if you don't take care of it it's not going to last you.

Valorous TV Trailer

[Written text only]

Stream heroic programs. Valorous TV is your home for heroes. Anytime. Anywhere. Movies, Documentaries, Series, News. Real TV for Real Heroes. Valorous TV donates a portion of its proceeds for charity to aid military veterans, police, firefighters, and those in need.

Tuskegee Airman John Adams Jr.

I enjoyed the fact that I was able to do what some people say that a black man is not able to do, does not have the mechanical, intellectual skills to do many of the things that are necessary to qualify as a pilot. In so many of the people who graduated from Tuskegee and the other training schools proved that to be false. And whether your face is black, polka dot, striped, or whatnot, it doesn't matter if you the desire or the blessings the the good Lord to achieve whatever you put your mind to. [written text] Home for the Heros. Valorous TV.com. Sign up today and support veterans.

Valorous TV Testimonial: Jim Huggins

Would you recognize a hero if you saw one standing next to you for me the problem is we rarely encounter these extraordinary people unless a news story or a social media post happens to grab our attention this is where valorous TV comes into the picture valorous TV has brought together in one place the greatest collection of true stories of ordinary people doing extraordinary things and made them personal for you and me these are stories of people who heard the call and took action and this is what makes valorous TV unique in the entertainment world valorous TV provides stories that not only educate but inspire they enable the viewer to ask of themselves what if I you see anyone can be a hero the transformation begins when one hears and answers a call to action as a parent these are the lessons I want my kids learning and desiring to emulate watch Valorous TV and be inspired to start your hero's journey my family and I have come join us.

Valorous TV Testimonial: Sean Winn

I was so excited to discover valorous TV finally a channel that's dedicated to history the military freedom integrity honor and courage I tell people it's kind of what the History Channel used to be like when you could find those great historical dramas and documentaries and you learn something while you were being entertained in today's country it's just refreshing to find a channel that champions the ideals and the sacrificial courage of those who not only made America great but those that are still making it great today today's generations have to learn the cost of freedom and in my opinion what real heroes look like valorous TV is the place to find both

Valorous TV Testimonial: Elizabeth Stickley

I definitely disagree that younger people aren't as patriotic. I think that they are equal. You know, we all come from the same country whether we are old or young, but, you know, you see people out there especially just even protests. People raising their voices more now. I think even younger generations whether you agree or not its all about like being an American and exercising our rights. So I think what we have at Valorous is a deeper look into where we come from, different conflicts we have been involved in, just United States history. From an educational standpoint, if this was around when I was young I would absolutely find research more interesting then having to open a book. Its all here, you know, you have to write an essay report its all here, so it's very valuable for that. It's really an interesting site. It's really unique. It's really different from anything else that out there. You know, a lot of information contained in one place. Anything you want. Any type of history buff to people who just like classic entertainment, you can find it on our site, so it's very unique in that way.

The Oldest Living WWII Veteran

The oldest American WWII Veteran True Hero Richard Overton. My name is Richard oven Oden I am a hundred and nine years old still walk I steal cow and I still drive I am the oldest war to read I went in the Army at 1940 major Moe braver stronger I can see could ever do it over me and we're not a lot going hasty no ain't no boy yeah so mantequilla but God you want to keep you alive.

Black Hawk Down

Welcome, we are joined today by Doug Smith he is a senior advisor forBlack Hawk Down the untold story. First of all, thanks for joining us. Thank you very much I think everyone knows BlackHawk Down right the documentary. Yes and the untold story is telling us some truths that maybe Hollywood may be vamped up or left out the 2001 movie was a good dramatization of the event so it was it was for Hollywood this we are digging back into the story behind the story kind of. From 10th MountainDivision here at Fort Drum was very involved in the rescuing of the Rangers and the Special Forces fighting their way into the city and then bringing all rescuing them with the help of somePakistani and Malaysian soldiers of bringing all those soldiers out again they mentioned in the Hollywood version of this they mentioned the 10th motivation briefly but that really the account of what happened with the 10th Mountain vision was not adequately portrayed in the movie. No this is what really happened this is what really happened this was this is all done from the perspective of the soldiers and the commanders in the leadership on the ground that was there fighting through riding in on thin-skinned vehicles pretty much no Armour having to get a ride from the Pakistani soldiersMalaysian soldiers in order to go in and provide the force needed to rescue thoseRangers and the Special Forces there was a viewing of this a public viewing but now people can watch it in their living rooms and how can they do that yes that's why I'm here today we're today is the public launch the streaming premiere of Black Hawk Down the untold story on Valorous TV you can either view it on valorous tv.com or through roku or your Amazon fire stick so and that's a station actually it's like one of those streaming stations.Yes yes so if you didn't want to sign up for a long time you could just pay the monthly fee which is a small yes yeah about seven dollars for a monthly subscription or you can do an annual subscription this isn't the only programming on there but this is kind of the the premier showing right now of this very interesting launches today is it right now or is it later today it is the right billable right now they can go on there subscribe to the service and then be able to view the documentary and they're gonna hear the true story and from people who were actually there yes soldiers leadership that were there during the battle well the movie was certainly popular of course and then yes. I think it really people's interests yes what was going on out there yes definitely and you know we just had the 25th anniversary of the battle here celebrated on Fort Drum back in October we had a couple of showings there since then we've had some other showings at specific locations but now the public themselves will be able to perfect timing to TV valorous towers TV Google. Yes okay thank you thanks a lot for appreciate . We'll be right back.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT **F** TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:00 AM 10/01/2018
FILED 08:00 AM 10/01/2018
SR 20186917120 - File Number 2750089

CERTIFICATE OF AMENDMENT

TO

AMENDED CERTIFICATE OF INCORPORATION

OF

VALOROUS MEDIA, INC.

Valorous Media, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (The "Corporation").

DOES HEREBY CERTIFY:

FIRST: The resolutions were duly adopted by the Board of Directors of the Corporation setting forth a proposed amendment to the Amended Certificate of Incorporation of the Corporation, and declaring said amendment to be advisable and recommended for approval by the stockholders of the Corporation. The resolution setting forth the proposed amendment is as follows:

NOW, THEREFORE, BE IT RESOLVED: That the Corporation's Amended Certificate of Incorporation be amended by deleting the Article numbered 4 in its entirety and replacing it with the following:

"4.

This Corporation is authorized to issue shares as follows:

One Hundred Million (100,000,000) shares of Common Stock, par value $0.001 per share. Each share of Common Stock shall entitle the holder thereof to one (1) vote on any matter submitted to a vote at a meeting of the stockholders or by written consent without a meeting as provided by Article II, Section 8 of the Bylaws of the Corporation.

Upon the effective time (the "Effective Time") of the filing of this Certificate of Amendment, each one (1) share of the Corporation's Common Stock that is issued and outstanding or held by the Corporation as treasury stock immediately prior to the Effective Time (which shall include each fractional interest in Common Stock in excess of one (1) share held by any stockholder), is and shall be subdivided and reclassified into fifteen thousand (15,000) fully paid, non-assessable shares of Common Stock (or, with respect to such fractional interests, such lesser number of shares as may be applicable based upon such fifteen thousand to-one (15,000-to-1) ratio) (the "Forward Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates") shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been subdivided and reclassified. The authorized number of shares and par value per share, of Common Stock shall not be affected by the Forward Stock Split.

Three Hundred Thousand (300,000) shares of Preferred Stock, par value $0.001 per share, which initially shall be undesignated as to series. Any Preferred Stock not previously designated as to series may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors), ("Blank Check Preferred Stock"). The Board of Directors is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Blank Check Preferred Stock, including without limitation authority to fix by resolution or resolutions the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by applicable law were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF: Valorous Media, Inc., has caused this Certificate of Amendment to be executed by the undersigned, its authorized officers, on this 6th Day of September 2018.



Earl M. Benjamin, President



Sharon Liu, Secretary

VALOROUS MEDIA, INC.

CERTIFICATE OF DESIGNATION OF
SERIES A PREFERRED STOCK SETTING FORTH THE POWERS,
PREFERENCES, RIGHTS, QUALIFICATIONS, LIMITATIONS AND
RESTRICTIONS OF SUCH SERIES OF PREFERRED STOCK

Pursuant to Section 151 of the Delaware Corporation Law, Valorous Media, Inc., a Delaware corporation (the "Corporation") DOES HEREBY CERTIFY:

The Amended Certificate of Incorporation of the Corporation (the "Charter") confers upon the Board of Directors of the Corporation (the "Board of Directors") the authority to provide for the issuance of shares of preferred stock in series and to establish the number of shares to be included in each such series and to fix the powers, designations, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. On September 6, 2018 the Board of Directors duly adopted the following resolution creating a series of preferred stock designated as the Series A Preferred Stock comprised initially of 200,000 shares and such resolution has not been modified and is in full force and effect on the date hereof.

RESOLVED that, pursuant to the authority vested in the Board of Directors in accordance with the provisions of the Charter, a series of the class of authorized preferred stock, par value $0.001 per share, of the Corporation is hereby created and that the designation and number of shares thereof and the powers, preferences and rights of the shares of such series, and the qualifications, limitations and restrictions thereof are as follows:

Section 1. Designation and Number

The shares of such series shall be designated as the Series A Preferred Stock (the "Series A Preferred Stock"). The number of shares initially constituting the Series A Preferred Stock shall be 200,000, which number may be increased or decreased by the Board of Directors without a vote of shareholders; provided, however, that such number may not be decreased below the sum of the number of then outstanding shares of Series A Preferred Stock.

(a) The Series A Preferred Stock shall, with respect to payment of dividends and the distribution of assets on any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, rank (i) senior to the Junior Stock; (ii) on a parity with any Parity Stock and (iii) junior to any Senior Stock, in each case now or hereafter authorized.

(b) Capitalized terms used herein and not otherwise defined shall have the meanings set forth in Section 8 below.

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:00 AM 10/01/2018
FILED 08:01 AM 10/01/2018
SR 20186917119 - File Number 2750089

Section 2. <u>Dividends and Distributions</u>

The Series A Preferred Stock shall pay a non-cumulative variable dividend based upon the net of gross sales of the Corporation calculated on a non-consolidated basis with any Subsidiary of the Corporation or other Person (as defined in Section 8 (f) below).

(a) The net of gross sales will be calculated based upon the annual gross revenue received by the Corporation minus all business expenses for the annual period including a reserve for income taxes. Five percent (5%) of the net of gross sales will be divided by two hundred thousand (200,000) in order to determine the amount of dividend for each share of Series A Preferred Stock. Such amount will be paid to the holders of the Series A Preferred Stock for each share that is outstanding as set forth below.

(b) The variable dividend will declare by Resolution of the Board of Directors starting on December 31, 2019 for the year ending on December 31, 2019 and paid on January 20 of the following year to each holder of record on December 31, 2019 and continue for two (2) additional years or until the offering of a Regulation A + equity crowdfund, whichever is earlier.

(c) For the avoidance of doubt, the variable dividend will be for the fiscal years ending on December 31, 2019, December 31, 2020, and December 31, 2021 unless sooner terminated upon the offering of a Regulation A + equity crowdfund by the Corporation. The net of gross sales will be calculated based upon the revenue and expenses of the Corporation only and such calculation will not include the revenues and expenses of any Subsidiary or Person owning or controlling any Common Stock of the Corporation.

(d) At any time prior to conversion to Common Stock of the Corporation (as set forth in Section 7 below) a holder of Series A Preferred Stock may convert twelve (12) shares of Series A Preferred Stock to an annual subscription to Valorous TV®

Section 3. <u>Voting</u>

Except as otherwise expressly set forth herein including Section 9 below or as required by law, the Series A Preferred Stock shall not entitle the holders thereof to vote on any matter submitted for shareholder action, and the consent of the holders thereof shall not be required for the taking of any corporate action.

Section 4. <u>Redemption</u>

(a) To the extent not prohibited by law all but not less than all, of the then-outstanding shares of Series A Preferred Stock shall be redeemed at a redemption price per share of Series A Preferred Stock in cash equal to $5.00 (such amount, the "Series A Per Share Redemption Amount") upon a date and time, or the happening of an event, determined by the affirmative vote of a majority of the Board of Directors.

(b) No more than 60 days prior to the redemption date and, to the extent reasonably practicable, at least 20 days prior to the redemption date, written notice shall be mailed by the

Corporation, postage prepaid, to the holders of record (at the close of business on the Business Day next preceding the day on which notice is given) of the Series A Preferred Stock, at the address last shown on the records of the Corporation for each such holder or given by such holder to the Corporation for the purpose of notifying such holders of the redemption to be effected, specifying the redemption date, the Series A Per Share Redemption Amount and the place at which payment may be obtained, and calling upon such holders to surrender to the Corporation, in the manner and at the place designated, the shares to be redeemed (the "Redemption Notice").

(c) On or before the redemption date, the Corporation may at its option, deposit with a bank or trust company in the State of California as trust fund, an amount in cash equal to the product obtained by multiplying the Series A Per Share Redemption Amount times the number of all the-outstanding shares of Series A Preferred Stock with irrevocable instructions and authority to the bank or trust company to pay on or after the redemption date, the appropriate redemption amount to the respective holders upon the surrender of their shares. From and after the redemption date, all then-outstanding shares of Series A Preferred Stock shall be redeemed. The deposit shall constitute full payment of the shares to their holders and from and after the redemption date, the shares shall be deemed to be no longer outstanding and the holders thereof shall cease to be shareholders with respect to such shares and shall have no rights with respect thereto except the right to receive from the bank or trust company payment of the redemption price of the shares, without interest upon surrender of their shares. Any funds so deposited and unclaimed at the end of one year from the redemption date shall be released or repaid to the Corporation, after which time the holders of shares of Series A Preferred Stock that have been redeemed who have not claimed such funds shall be entitled to receive payment of the redemption price only from the Corporation.

(d) For the avoidance of doubt nothing in this Section 4 shall prohibit the Corporation from effecting the, and the Corporation shall to the extent not prohibited by law be entitled at any time and from time to time to, repurchase in the open market, in privately negotiated transactions or through tender offers or other transactions any amount of the then outstanding shares of Series A Preferred Stock that it desires to repurchase at such sums and on such conditions as shall be negotiated between or among the Corporation and one or more holders of Series A Preferred Stock.

Section 5. Redeemed or Repurchased Shares

Any shares of Series A Preferred Stock redeemed or repurchased by the Corporation pursuant to Section 4 above or otherwise shall be retired and canceled and may not be reissued as shares of such series and the Corporation may thereafter take such appropriate action (without the need for shareholder action) as may be necessary to reduce the authorized number of shares of of Series A Preferred Stock accordingly.

Section 6. Liquidation Event

(a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary , before any payment or distribution of the Corporation's assets (whether capital or surplus) shall be made to or set apart for the holders of Junior Stock, but after any payments or distributions are made on, or set apart for, any of the Corporation's indebtedness and to holders of senior Stock, holders of the Series A Preferred Stock shall be entitled to receive an amount per share equal to the Series A Per Share Redemption Amount but shall not be entitled to any further payment or other participation in any distribution of the assets of the Corporation. If, upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the Corporation's assets, or proceeds thereof, distributable among the holders of the Series A Preferred Stock are insufficient to pay in full the preferential amount aforesaid and liquidating payments on any Parity Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of the Series A Preferred Stock and any other Parity Stock, equally and ratably in proportion to the respective amounts that would be payable on such shares of Series A Preferred Stock and any such other Parity Stock, if all amounts payable thereon were paid in full.

(b) <u>Non-Cash Consideration</u>. If any assets of the Corporation distributed to holders of the Series A Preferred Stock in connection with any liquidation, dissolution, or winding up of the Corporation as other than cash, then the value of such assets shall be their fair market value as determined in good faith by written resolution of the Board of Directors, except that any securities to be distributed to holders of the Series A Preferred Stock in a liquidation, dissolution, or winding up of the Corporation shall, unless otherwise specified in a definitive agreement of the Corporation, be valued as follows:

(i)   The method of valuation of securities not subject to an investment representation letter or other similar restrictions on free marketability shall be as follows:

(1) If the securities are then traded on a national securities exchange, then the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the 30 calendar day period ending three trading days prior to the distribution; and

(2) If (1) above does not apply but the securities are actively traded over-the-counter, then the value shall be deemed to be the average of the closing bid prices over the 30 calendar day period ending three trading days prior to the distribution; and

(3) If there is no active public market as described in clauses (1) or (2) above, then the value shall be the fair market value thereof, as determined in good faith by written resolution of the Board of Directors.

(ii)   The method of valuation of securities subject to an investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value to reflect the approximate fair market value thereof, as determined in good faith by written resolution of the Board of Directors.

Section 7. <u>Conversion</u>

The shares of Series A Preferred Stock shall be convertible into shares of Common Stock of the Corporation.

(a) The conversion ratio shall be five to one (5 to 1). Five shares of Common Stock for one share of Series A Preferred Stock.

(b) The conversion shall occur at any time at the option of any holder of the Series A Preferred Stock for a period of three years or until the offering of a Regulations A + equity crowdfund, whichever occurs first. At the end of such three year period or offering of Regulation A + equity crowdfund the conversion shall occur for the outstanding shares of Series of A Preferred Stock.

Section 8. Definition

For the purposes of this Certificate of Designation, the following terms shall have the meanings indicated:

(a) "Business Day" means any day except Saturday, Sunday or any day on which banks are generally not open for business in the State of California.

(b) "Certificate of Designation" means this Certificate of Designation of the Series A Preferred Stock, as it may be amended from time to time.

(c) "Common Stock" means the Common Stock of the Corporation, par value $0.001 per share.

(d) "Junior Stock" means any class or series of capital stock of the Corporation that is not Parity Stock or Senior Stock, including, without limitation, the Common Stock and, for the avoidance of doubt, any Reclassified or Reconstituted Common Stock.

(e) "Parity Stock" means any class or series of capital stock of the Corporation hereafter authorized that by its express terms ranks on a parity with the Series A Preferred Stock.

(f) "Person" means any individual, corporation, limited liability company, partnership, trust, joint stock company, business trust, unincorporated association, joint venture or other legal entity of any nature whatsoever.

(g) "Senior Stock" means any class or series of capital stock of the Corporation hereafter authorized that by its express terms has preferences or priority over the Series A Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation other than Reclassified or Reconstituted Common Stock.

(h) "Subsidiary" of the Corporation means a corporation, limited liability company, partnership, association or other Person of which shares of stock or other ownership interests having ordinary voting power (without regard to the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, limited liability company, partnership, association or other Person are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by the Corporation.

Section 9. Modification: Amendment or Waiver.

The terms of this Certificate of Designation shall not, by merger, consolidation or otherwise, be amended, waived, altered or repeated without the affirmative vote of the holders of a majority of the voting power of the Series A Preferred Stock, voting as a separate class. Any right or preference of the Series A Preferred Stock set forth in this Certificate of Designation may be waived pursuant to a written instrument signed by the holders of a majority of the voting power of the outstanding shares of Series A Preferred Stock, voting as a separate class, which written instrument shall specifically set forth the right or preference being waived and the extent of such waiver. For the purpose of this Section 9 each share of Series A Preferred Stock shall have one (1) vote per share.

Section 10. Severabiliy

If any term of this Certificate of Designation is invalid, unlawful, or incapable of being enforced by reason of any rule of law or public policy, all other terms of this Certificate of Designation as set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term of this Certificate of Designation will be deemed dependent upon any other such term unless so expressed in this Certificate of Designation.

IN WITNESS WHEREOF, Valorous Media, Inc. has caused this Certificate of Designation to be duly executed in its corporate name on this 6th day of September 2018.

Valorous Media, Inc.



By: _____
Name: Earl M. Benjamin
Title: President